SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW
                                                              December 15, 2006

Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Pamela Long, Assistant Director
         Edward M. Kelly, Senior Counsel

         Re:      AdZone Research, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 0-28717
                  Filed October 26, 2006

Dear Ms. Long:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of November 3, 2006 relating to the Preliminary Proxy Statement on Schedule 14A of AdZone Research, Inc. ("AdZone" or the "Company"). On behalf of the Company, we respond as follows.

1. As indicated in earlier comments, we believe that because you propose to increase your authorized shares in order to have an adequate number available for issuance to Nutmeg, the proposal "involves" the transaction in which you issued the warrants to Nutmeg. Therefore, you should provide the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of the schedule. See note A to Schedule 14A. We note that you state that you are delivering the March 2006 10-KSB. The 10-KSB and any amendments to it should also be incorporated by reference so that they are a part of the proxy statement. Please also be aware that in connection with your SB-2, we may have comments on the 2006 financial information. To the extent that such comments would necessitate amendments to the 10-KSB, you will need to incorporate the amendments in the proxy statement as well. In addition, Item 310 of Regulation S-B requires financial information for interim periods. See Item 13(a) of Schedule 14A, Note F to Schedule 14A and Item 310(b) of Regulation S-B. Therefore, please also incorporate and deliver or include in the filing your most recent 10-QSB.

         Response:

         Item 13(b)(2) states that "[t]he registrant may incorporate by reference any of the information required by paragraph (a) of this Item, provided that the information contained in an annual report to security holders or a previously filed statement or report, such report or statement is delivered to security holders with the proxy statement and the requirements of paragraph
(c) are met.


                                      SRFF
             1065 AVENUE OF THE AMERICAS | NEW YORK, NEW YORK 10018
                 T 212 930 9700 | F 212 930 9725 | www.srff.com

         We have included a section in the Company's proxy statement entitled "Form 10-KSB and Form 10-QSB" which states that the Company will deliver a copy of the fiscal 2006 annual report and quarterly report for the three and nine months ended September 30, 2006 with the proxy statement to security holders. In addition, the Company has incorporated the aforementioned annual report and quarterly report by reference.

         Furthermore, all of the requirements of paragraph (c) under Item 13 are met, including: (i) the information is not required to be included in the proxy statement under any other item, (ii) the proxy identifies on the last page under "Form 10-KSB and Form 10-QSB" the information and report incorporated by reference, and (iii) the material incorporated by reference, i.e., the Company annual report for fiscal 2006 and quarterly report for the three and nine months ended September 30, 2006, substantially meets the requirements of this Item (financial statements, management's discussion and analysis or plan of operation, changes and disagreements with accountants on accounting and financial disclosure, etc.).

         In addition, the Company notes that the Commission may have comments on the 2006 financial information of the Company and to the extent that such comments would necessitate amendments to the 10-KSB, the Company will need to incorporate the amendments in the proxy statement as well.

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         In addition, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o the comments of the Commission or changes to disclosures in response to the Commission's comments do not foreclose the Commission from taking any action on the filing; and

         o the Company may not assert the Commission's comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

                                                              Sincerely,

                                                              /s/ Eric A. Pinero

                                                              Eric A. Pinero



                                      SRFF
             1065 AVENUE OF THE AMERICAS | NEW YORK, NEW YORK 10018
                 T 212 930 9700 | F 212 930 9725 | www.srff.com